The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	Six Months Ended		For the Years Ended December 31
In millions, except ratios (Unaudited)	Jun 30, 2015	Jun 30, 2014	2014	2013	2012	2011	2010
Income Before Income Taxes	$3,719	$2,805	$5,265	$6,804	$1,665	$3,601	$2,802
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(440)	(478)	(835)	(1,034)	(536)	(1,223)	(1,112)
Distributed income of earnings of nonconsolidated affiliates	627	791	961	905	823	1,016	668
Capitalized interest	(106)	(52)	(125)	(78)	(84)	(90)	(72)
Amortization of capitalized interest	39	42	83	91	90	100	95
Adjusted earnings	$3,839	$3,108	$5,349	$6,688	$1,958	$3,404	$2,381
Fixed charges:
Interest expense and amortization of debt discount	$473	$488	$983	$1,101	$1,269	$1,341	$1,473
Capitalized interest	106	52	125	78	84	90	72
Rental expense – interest component	84	61	134	122	120	112	95
Total fixed charges	$663	$601	$1,242	$1,301	$1,473	$1,543	$1,640
Earnings available for the payment of fixed charges	$4,502	$3,709	$6,591	$7,989	$3,431	$4,947	$4,021
Ratio of earnings to fixed charges	6.8	6.2	5.3	6.1	2.3	3.2	2.5

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$170	$170	$340	$340	$340	$340	$340
Adjustment to pretax basis (at 35 percent)	92	92	183	183	183	183	183
Preferred stock dividends - pretax	$262	$262	$523	$523	$523	$523	$523
Combined fixed charges and preferred stock dividend requirements	$925	$863	$1,765	$1,824	$1,996	$2,066	$2,163
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.9	4.3	3.7	4.4	1.7	2.4	1.9

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